NO ACT

PE
2-16-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10010677

RECEIVED SEC

MAR 01 2010

Washington, DC 20549

March 1, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated February 16, 2010

Dear Mr. Gerber:

This is in response to your letter dated February 16, 2010 concerning the shareholder proposal submitted to Bank of America by Sally S. Thompson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sally S. Thompson

FISMA & OMB Memorandum M-07-16

March 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated February 16, 2010

The proposal relates to director and officer bonuses.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(e)(2) because Bank of America received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Bank of America's request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

February 16, 2010

Rule 14a-8

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Sally S. Thompson

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal dated February 7, 2010 on February 11, 2010 (the "Proposal") from Sally S. Thompson (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal relates to banking operations and compensation matters.

REASON FOR EXCLUSION OF PROPOSAL

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Corporation disclosed in its proxy statement for the 2009 Annual Meeting of Stockholders the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Corporation's 2010 Annual Meeting. Specifically, page 58 of the Corporation's 2009 proxy statement (a copy of which is attached to this letter as **Exhibit B**) states "[i]f you would like to have a proposal considered for inclusion in the proxy statement for the 2010 Annual Meeting of Stockholders, you must submit your proposal no later than November 18, 2009."

The Proponent's letter states that the submission is a "Proposal for [the] 2010 Annual Meeting" and requests that the Corporation "[p]lease print the following proposal for a vote . . . ." The Corporation received the Proposal, which is dated February 7, 2010, on February 11, 2010, almost three months after the November 18, 2009 deadline. Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Corporation's 2009 Annual Meeting was held on April 29, 2009, and the Corporation's 2010 Annual Meeting is scheduled for April 28, 2010. Accordingly, the 2010 Annual Meeting will not be moved by more than 30 days, and, thus, the deadline for stockholder proposals is that which was disclosed in the Corporation's 2009 proxy statement. The Division has regularly concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was submitted to the company on an untimely basis. *See, e.g., Johnson & Johnson* (January 13, 2010) and *Cardinal Health, Inc.* (December 16, 2009).

Based on the discussion above, we request that the Division concur that the Proposal may properly be excluded from the 2010 proxy materials because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

WAIVER OF THE 80-DAY REQUIREMENT IN RULE 14a-8(j)(1) IS APPROPRIATE

The Corporation further requests that the Division waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Division to waive the deadline if a company can show "good cause." The Corporation did not receive the Proposal until February 11, 2010, well after the Corporation's 80-day deadline (which was December 28, 2009). The Division has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Cardinal Health, Inc.* (December 16, 2009); *DTE Energy Co.* (March 24, 2008); and *Alcoa Inc.* (February 25, 2008) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline).

Accordingly, we believe that the Corporation has shown "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Division waive the 80-day requirement with respect to this letter.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 28, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Sally S. Thompson

HUNTON & WILLIAMS

EXHIBIT A

See attached.

OFFICE OF THE
FEB 11 2010
CORPORATE SECRETARY

FISMA & OMB Memorandum M-07-16

February 7, 2010

Bank of America Corporation
Attn. Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Re: Proposal for 2010 Annual Meeting

Dear Corporate Secretary:

I am currently the holder of 1,551 shares currently held in street name by Vanguard Brokerage Services.

Please print the following proposal for a vote:

I propose that the Board and Operating Officers of the Bank of America consider themselves to be fully responsible for the fact that The Bank had to rely on Federal Funds in order to remain in business due to their poor business judgment, especially concerning real estate loans; and that they should refrain from granting themselves any special bonuses for any reason, and repay any bonus money received since the collapse, to restore the respect and confidence of the general public who now believe that the Corporation exists solely to provide unwarranted riches to the few at the expense of their many employees, stockholders, and U.S. Taxpayers.

Thank you.

Sincerely,

Sally S Thompson

Sally S. Thompson

Enclosure—Proof of ownership

State of Pennsylvania
County of Delaware
Signed before me this 8th day of February, 2010.

Richard A. DiDonato II

NOTARIAL SEAL
RICHARD A. DI DONATO II
NOTARY PUBLIC
SPRINGFIELD TWP DELAWARE COUNTY
MY COMMISSION EXPIRES SEPTEMBER 20, 2010
Member Pennsylvania Association of Notaries

HUNTON & WILLIAMS

EXHIBIT B

See attached.

DEF 14A 1 ddef14a.htm DEFINITIVE NOTICE AND PROXY STATEMENT

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

Bank of America Corporation

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

PAYMENT OF FILING FEE (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

Table of Contents

PROPOSALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

If you would like to have a proposal considered for inclusion in the proxy statement for the 2010 Annual Meeting of Stockholders, you must submit your proposal no later than November 18, 2009.

If you wish to submit a matter for consideration at the 2010 Annual Meeting of Stockholders (including any stockholder proposal or director nomination) but which will not be included in the proxy statement for such meeting, you must submit your matter no later than the close of business on the 75th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after its anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 75th day prior to such annual meeting or the 10th day following the day on which we first publicly announce the date of such meeting). Accordingly, if we do not change the date of the 2010 Annual Meeting of Stockholders by more than 30 days before or 70 days after the anniversary date of the 2009 Annual Meeting, any stockholder who wishes to submit a matter for consideration at the 2010 Annual Meeting of Stockholders must submit the matter no earlier than December 30, 2009 and no later than February 13, 2010.

All matters must comply with the applicable requirements or conditions established by the SEC and Article III, Section 12 of our Bylaws, and be submitted in writing to the attention of the Corporate Secretary at the following address: Bank of America Corporation, Attention: Corporate Secretary, 101 South Tryon Street, NC1-002-29-01, Charlotte, North Carolina 28255.